111 Huntington Avenue Boston, MA 02199 Telephone: 617-239-0100 Fax: 617-227-4420 www.lockelord.com
Matthew C. Dallett Partner Direct Telephone: 617-239-0303 Direct Fax: 866-955-8690 matthew.dallett@lockelord.com

August 16, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-4
File No. 333-209916

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, National General Holdings Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, as amended by Amendment No. 2 thereto (File No. 333-209916) to 1:00 p.m., Eastern Time, on Thursday, August 18, 2016 or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges the following:

•
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Securities and Exchange Commission
August 16, 2016

Please contact me at (617) 239-0303 or matthew.dallett@lockelord.com if you have any questions or require any additional information.

Sincerely,

/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Jeffrey Weissmann, General Counsel and Secretary - National General Holdings Corp.
Michael P. Goldman, Sidley Austin LLP